Exhibit 99.3
Shanda Games Announces Management Changes
Hong Kong, China — November 28, 2011 —Shanda Games Limited (“Shanda Games” or the “Company”) (Nasdaq: GAME), a leading online game developer, operator and publisher in China, today announced that Hai Ling has resigned as President of the Company, and joined another subsidiary of Shanda Interactive Entertainment Limited, the parent company of Shanda Games.
“I want to thank the Company and the Company’s employees for their support and trust in me,” said Mr. Ling. “I wish the Company continued success in the coming years.”
Mr. Qunzhao Tan, Chairman and Chief Executive Officer of Shanda Games, said “We highly appreciate Hai Ling’s dedication and contribution to Shanda Games’ development over the years and wish him well in his future endeavors.”
About Shanda Games
Shanda Games Limited (Nasdaq: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda, please visit http://www.shandagames.com.
Contact
For Investors:
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com
Christian Arnell
Christensen
Phone: +86-10-5826-4939 (China)
Email: carnell@ChristensenIR.com
Linda Bergkamp
Christensen
Phone: +1-480-614-3004 (U.S.A.)
Email: lbergkamp@ChristensenIR.com
For Media:
Pamela Leung
Fleishman-Hillard
Phone: +852-2530-2675
Email: Pamela.Leung@fleishman.com